Exhibit 99.125

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Fire & Flower Holdings Corp. (the “Corporation”) 130 King St., W., Suite 2500

Toronto, ON M5X 1C8

2.	Date of Material Change

February 22, 2021

3.	News Release

News release was disseminated on February 22, 2021 through Canada NewsWire.

4.	Summary of Material Change

On February 22, 2021, the Corporation entered into a purchase option agreement (the “Option Agreement”) with a Canadian private company, operating as “American Acres Managers” (“American Acres”), whereby the Corporation has the option to acquire American Acres at a discount to the market value at the time of acquisition

(the “Acquisition”). The Acquisition is expected to occur upon the federal legalization of adult-use cannabis in the United States or when otherwise permitted by the policies of the Toronto Stock Exchange (the “TSX”) or any other stock exchange on which the Corporation’s securities are listed for trading.

5.	Full Description of Material Change

On February 22, 2021, the Corporation entered into the Option Agreement with American Acres whereby the Corporation has the option to acquire American Acres at a discount to market value at the time of the Acquisition. The Acquisition is expected to occur upon the federal legalization of adult-use cannabis in the United States or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Corporation’s securities are listed for trading.

As consideration for the entering into of the Option Agreement, the Corporation (through its wholly-owned subsidiary) granted American Acres a royalty free licence to operate retail cannabis stores in California, Arizona and Nevada under the Fire & Flower brand and using other of Fire & Flower’s intellectual property. It is anticipated that the first Fire & Flower branded store in the United States will open in Palm Springs, California during the first half of its fiscal 2021 year.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

Matthew Anderson, the Corporate Secretary of the Corporation, is knowledgeable about this material change report and may be contacted at (780) 540-7518 or at manderson@fireandflower.com.

9.	Date of Report

March 4, 2021